UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date March 25, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	25 March 2013

TASMAN ENGAGES ANSTO MINERALS TO EXPAND METALLURGICAL TESTING OF NORRA KARR HEAVY REE PROJECT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) (NYSE-MKT:TAS).  Mr Mark Saxon, President & CEO, is pleased to announce that the Company has engaged the services of ANSTO Minerals of Australia (ANSTO) to support the next stage of Tasman’s hydrometallurgical testing program on the Company’s 100% owned Norra Karr heavy rare earth element (REE) and zirconium (Zr) project in Sweden.  ANSTO is an Australian government owned research institution, widely acknowledged as the industry leader in all facets of REE mineral leaching, solution purification and precipitation.  ANSTO has operated numerous large scale pilot and demonstration plants for REE.

Highlights

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Future mineral concentrate research to be completed by magnetic separation equipment manufacturers, to ensure a seamless transition to mine-scale equipment planning.  Prior test work by ANZAPLAN of Germany gave high recovery of REE in a low mass during combined flotation/magnetic separation tests, including more than 80% of the heavy REE’s recovered in less than 30% of the original rock mass;

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Future hydrometallurgy research on Norra Karr to be completed by ANSTO, the industry leader in REE processing technology.  Prior testing by GTK of Finland used an ambient temperature sulfuric acid leach and achieved better than 90% recovery of heavy REE’s;

•	Comminution test work is complete, demonstrating crushing and grinding requirements shall lie within the range of normal processing conditions;

•	Eudialyte is the major REE-bearing mineral present, with accessory REE minerals identified only in minor or trace abundance;

•	All major ore types are mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the ore body is unlikely to affect processing behavior;

“We are pleased to announce the engagement of ANSTO for our next phase of hydrometallurgical tests” said Mark Saxon, Tasman’s President and CEO.  “ANSTO is well known for its prior work on the major Australian based rare earth projects including Mount Weld (Lynas Corp) and Dubbo (Alkane Resources) and their involvement gives us the opportunity to most efficiently finalize the Norra Karr leaching – purification – precipitation circuits. The outcome of the work from ANSTO will be a key part of our Pre Feasibility Study and Pilot Plant tests.”

ANSTO shall execute a series of leaching tests, extending and refining those completed to date by other laboratories.  REE recoveries exceeding 80% have been achieved during previous tests using sulfuric acid under atmospheric temperature and pressure conditions.  This leach test program is designed to maximize the recovery of the heavy REE’s, reduce acid consumption, and constrain all remaining leaching variables. ANSTO has been provided with mineral concentrate prepared by Germany’s ANZAPLAN (DORFNER Analysenzentrum und Anlagenplanungsgesellschaft mbH).  The concentrate sample was prepared from drill core collected across the Norra Karr deposit and is considered representative. Results from the work with ANSTO will be used to provide process input into the company’s ongoing engineering studies.

As previously reported, Tasman has completed extensive testing on production of a mineral concentrate, most recently with ANZAPLAN.  Magnetic separation and flotation have proven to be the most effective techniques at separating the ore mineral eudialyte from various gangue phases.  Tasman has now passed the research and process optimization role to the internal laboratories of magnetic separation equipment manufacturers Eriez Magnetics, Metso Minerals, Outotec and Allmineral.  This engagement ensures that recovery is optimized, and that the mine-scale equipment requirements of the Norra Karr project are well understood by equipment manufacturers.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Furthermore, Tasman has recently completed comminution (crushing and grinding) studies to characterize Norra Karr ore.  Work undertaken by Wardell Armstrong International in Truro, UK, lie within the range of normal milling conditions, as provided below:

•	Crusher Work Index: 12.64 kW hr/tonne
•	Rod Mill Work Index: 14.90 kW hr/tonne
•	Bond Ball Mill Work Index
o	150µm: 12.85 kW hr/tonne
o	106µm: 14.30 kW hr/tonne
o	90µm: 15.21 kW hr/tonne
•	Abrasion Index: 0.3050

These comminution results will enable the design of the crushing and grinding circuits

The Norra Karr project is one of the two NI 43-101 compliant REE resources within the European Union, both 100% owned by Tasman Metals Ltd.  Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The short time taken from discovery to ML application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries.  The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

Norra Karr is one of the largest and most economically robust projects amongst its peers, due to the high contribution of the high value critical REE’s (dysprosium (Dy), yttrium (Y), neodymium (Nd), terbium (Tb)).  Substantial capital and operating cost benefits are provided by the existing infrastructure and the simple mineralogy that allows ambient temperature and pressure processing.  Norra Karr’s proximity and easy road access to European markets stands as a unique operating advantage for the project.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

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The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.